Leading Brands, Inc.
Management’s Discussion & Analysis
For the three and nine months ended November 30, 2012

This management’s discussion and analysis (“MD&A”) has been prepared by Leading Brands, Inc. (“the Company”) as of January 9, 2013. This MD&A covers our unaudited interim consolidated financial statements as at and for the three and nine month periods ended November 30, 2012 (“Interim Financial Statements”). As well, it provides an update to the MD&A section contained in the Company’s annual audited consolidated financial statements for the year ended February 29, 2012. These statements, along with the Company’s annual report on Form 20-F, are available on SEDAR at www.sedar.com.

The financial statements have been prepared in accordance with United States generally accepted accounting principles (“GAAP”).

The Company maintains its financial records in Canadian dollars. In this report, unless otherwise specified, all dollar amounts are expressed in Canadian dollars.

Overview

The Company and its subsidiaries are involved in the development, production, marketing and distribution of the Company’s branded and licensed beverage brands. The Company also bottles beverages for third parties, under contract.

The Company sells branded and licensed beverage products through its Integrated Distribution System (IDS) of distributors, wholesalers, and grocery chains. Its principal product lines include juices and other premium beverages. The Company’s bottling plant provides bottling services for the Company’s own products and for an external customer. The Company also uses the services of third party bottlers as required to meet its objectives.

Non-GAAP Measures

In addition to GAAP measures, the Company uses the non-GAAP measures “Earnings Before Interest, Taxes, Depreciation, Amortization, and Stock Based Compensation” (“EBITDAS”), “Net Income Before Stock Based Compensation”, “Margin”, “Margin Percentage”, and “Total Net Working Capital” to make strategic decisions and provide investors with a basis to evaluate operating performance. Non-GAAP measures do not have a standardized meaning prescribed by GAAP and may not be comparable to similar measures used by other companies. Included in this report is a table reconciling GAAP Net Income to Net Income Before Stock Based Compensation. In addition, included in other information on page 5 of this report are tables calculating EBITDAS, Margin, Margin Percentage, and Total Net Working Capital.

Overall Performance

For the quarter ended November 30, 2012, the Company’s margin percentage decreased to 26.2% from 36.9% in the quarter ended November 30, 2011. Margin percentage was 37.1% for the nine month period ended November 30, 2012, a decrease from 40.1% for the nine month period ended November 30, 2011.

For the three months ended November 30, 2012, the Company reported gross sales of $4.1 million and net loss of $(376,293) as compared to gross sales of $4.5 million and net income of $245,126 in the corresponding quarter of the prior year. Gross sales in the nine months ended November 30, 2012 were $14.7 million and net income of $627,663 compared with gross sales of $15.5 million and net income of $1,339,176 in the nine months ended November 30, 2011.

Sales decreased due to (i) a reduction in demand for the Company’s co-packing services in the quarter; (ii) a delay in delivery of product for a seasonal promotion; and (iii) a lag in listings of the Company’s principal juice brands due to a change in packaging format. Listing fees paid and promotional expenses and discounts incurred also increased due to those changes. Costs associated with the change added to cost of goods sold and to the fees paid to customers. Additional investment was made to put the Company’s branded juices on more shelves across Canada and to promote them to the consumer.

The Company is extremely disappointed in this quarterly loss, following on 14 consecutive quarters of positive EBITDAS generating $11,000,000. Approximately $150,000 of this loss was occasioned by extraordinary items. Additionally, the Company could have – as in past years – reacted more quickly and decisively to its seasonal slowdown to mitigate the impact on profitability. Changes are in the process of being implemented to avoid a recurrence.

Capital expenditures were incurred to upgrade our bottling plant and to upgrade and commission a bottling line for a new product during Q2 and Q3. The Company anticipates that these investments will begin to contribute to earnings in 2013.

Results of Operations

Revenue

	Quarter ended	Quarter ended
Revenue	November 30, 2012	November 30, 2011	Change
Manufactured Products	$3,953,251	$4,291,287	$(338,036)
Purchased Products	127,601	182,750	(55,149)
Total Gross Revenue	$4,080,852	$4,474,037	$(393,185)

Discounts, Allowances and
Rebates	(315,365)	(239,533)	(75,832)
Net Revenue	$3,765,487	$4,234,504	$(469,017)

Gross revenue for the quarter ended November 30, 2012 was $4,080,852 compared to $4,474,037 for the same period of the previous year, representing a decrease of $393,185 or 8.8% . This was principally due to (i) a reduction in demand for the Company’s co-packing services in the quarter; (ii) a delay in delivery of product for a seasonal promotion; and (iii) a lag in listings of the Company’s principal juice brands due to a change in packaging format.

Discounts, rebates and slotting fees for the quarter ended November 30, 2012 increased by $75,832 compared to the same period of the prior year as the Company invested in new listings and promotions of its branded beverages.

	Nine months ended	Nine months ended
Revenue	November 30, 2012	November 30, 2011	Change
Manufactured Products	$14,135,023	$14,873,906	$(738,883)
Purchased Products	580,945	674,988	(94,043)
Total Gross Revenue	$14,715,968	$15,548,894	$(832,926)
Discounts, Allowances and Rebates	(868,282)	(837,728)	(30,554)
Net Revenue	$13,847,686	$14,711,166	$(863,480)

Gross revenue for the nine months ended November 30, 2012 was $14,715,968 compared to $15,548,894 for the same period of the previous year, representing a decrease of $832,926 or 5.4% . This decrease is principally due to (i) a reduction in demand for the Company’s co-packing services in the quarter; (ii) a delay in delivery of product for a seasonal promotion; and (iii) a lag in listings of the Company’s principal juice brands due to a change in packaging format.

Discounts, rebates and slotting fees for the nine months ended November 30, 2012 increased $30,554 compared to the same period of the prior year to support the move of certain brands into new package sizes and configurations.

Cost of Sales

	Quarter ended	Quarter ended
Cost of Sales	November 30, 2012	November, 2011	Change

Manufactured Products	$2,667,228	$2,509,367	$157,861
Purchased Products	111,724	160,820	(49,096)
Total	$2,778,952	$2,670,187	$108,765

Cost of sales for the quarter ended November 30, 2012 were $2,778,952 compared to $2,670,187 for the same period of the previous year, representing an increase of $108,765 or 4.1% . This increase was primarily attributable to increased labour costs and a write down of inventory on obsolete package sizes.

	Nine months ended	Nine months ended
Cost of Sales	November 30, 2012	November 30, 2011	Change

ManufacturedProducts	$8,237,417	$8,207,636	$29,781
Purchased Products	476,838	601,857	(125,019)
Total	$8,714,255	$8,809,493	$(95,238)

Cost of sales for the nine months ended November 30, 2012 were $8,714,255 compared to $8,808,493 for the same period of the previous year, representing a decrease of $95,238 or 1.1% . Cost of sales increased as a percentage of sales compared to the previous year. This increase was primarily attributable to increased labour costs and a write down of inventory on obsolete package sizes.

Margin

	Quarter ended	Quarter ended
Margin	November 30, 2012	November 30, 2011	Change
Manufactured Products	$982,355	$1,549,573	$(567,216)
Purchased Products	4,180	14,744	(10,564)
Total	$986,535	$1,564,317	$(577,782)
Margin percentage	26.2%	36.9%	(10.7% )

Margin for the quarter ended November 30, 2012 was $986,535 compared to $1,564,317 for the same quarter of the previous year. The margin percentage of 26.2% on the quarter ended November 30, 2012 represents a decrease in margin percentage of 10.7% over the prior comparative year. The decrease in margin reflects a higher investment in the Company’s brands through slotting fees and promotional pricing plus higher plant operating costs.

	Nine months ended	Nine months ended
Margin	November 30, 2012	November 30, 2011	Change
Manufactured Products	$5,086,401	$5,860,544	$(774,143)
Purchased Products	47,030	41,129	5,901
Total	$5,133,431	$5,901,673	$(768,242)
Margin percentage	37.1%	40.1%	(3.0% )

Margin for the nine months ended November 30, 2012 was $5,133,431 compared to $5,901,673 for the same period of the previous year. The margin percentage of 37.1% for the nine months ended November 30, 2012 represents a decrease in margin percentage of 3.0% over the prior comparative year. The decrease in margin reflects a higher investment in the Company’s brands through slotting fees and promotional pricing plus higher plant operating costs.

Selling, General and Administration Expenses

Selling, general and administration expenses in the quarter ended November 30, 2012 increased by $191,090 (17.8%) from $1,070,709 in the same quarter of the prior year to $1,261,799. That increase was associated with certain brand development costs and costs associated with the test marketing of a new brand. Also, the Company recorded a smaller gain on foreign exchange and legal expenses rose marginally.

Summary of Quarterly Results

The Company’s financial performance in its first two fiscal quarters is generally stronger than the last two fiscal quarters due to the seasonal nature of the beverage business.

The Company recognizes stock based compensation expense as a selling, general and administration expense. This non-cash charge relates to options granted to officers, directors and consultants of the company. Net Income before Stock Based Compensation Expense is as follows:

Other Information

EBITDAS	Quarter ended	Quarter ended	Nine months ended	Nine months ended
	November 30, 2012	November 30, 2011	November 30, 2012	November 30, 2011
Net income (loss)	$(376,293)	$245,126	$627,663	$1,339,176
Interest, net	4,219	14,430	11,464	63,999
Depreciation and amortization	176,760	170,002	498,501	505,645
Stock based compensation expense	32,005	26,381	121,879	259,442
Income taxes	(98,044)	99,702	307,312	620,579
EBITDAS	$(261,353)	$555,641	$1,566,819	$2,788,841

Margin	Quarter ended	Quarter ended	Nine months ended	Nine months ended
	November 30, 2012	November 30, 2011	November 30, 2012	November 30, 2011
Net revenue	$3,765,487	$4,234,504	$13,847,686	$14,711,166
Less: cost of sales	(2,778,952)	(2,670,187)	(8,714,255)	(8,809,493)
Margin	$986,535	$1,564,317	$5,133,431	$5,901,673
Margin % of Net Revenue	26.2%	36.9%	37.1%	40.1%

Related Party Transactions

Related party transactions are included in the accounts of the Company as follows:

		Quarter ended	Quarter ended	Nine months ended	Nine months ended
		November 30, 2012	November 30, 2011	November 30, 2012	November 30, 2011

i)	Incurred consulting fees with a company related by a director in common, Ralph McRae	$21,000	$21,000	$63,000	$63,000

ii)	Incurred management fees with a company related by a director in common, Ralph McRae	132,000	132,000	396,000	396,000

iii)	Incurred marketing consulting services with a company related by a director in common, Ralph McRae	22,400	20,800	62,400	57,900

iv)	Incurred management fees with a company related by an officer in common, Dave Read	63,000	61,350	212,550	183,600

v)	Incurred hotel and restaurant services from a company related by a director in common, R. Thomas Gaglardi	716	322	3,156	5,750

v)	Incurred bottling services from a company related by a director in common, Ralph McRae	43,300	-	74,464	-

Capital resources

The Company has entered a 10 year lease agreement for new office and warehouse space in Vancouver. The move will reduce lease costs by approximately $20,000 per month. The Company estimates the cost for leasehold improvements to the new premises of $300,000 to be incurred over the next three months.

Cash flows

Cash provided by	Quarter ended	Quarter ended
(used in):	November 30, 2012	November 30, 2011	Change
Operating activities	$93,613	$964,067	$(870,454)
Investing activities	$(311,974)	$(59,152)	$(252,822)
Financing activities	$(177,349)	$(1,350,894)	$1,173,545

During the quarter, cash generated from operating activities decreased by $870,454 compared to the same period of the prior year. The decrease is the result of the net loss plus an increase of prepaid expense and deposits, offset by a decrease in inventory.

The increase in cash utilized for investing activities, period over period, is attributable to the purchase of equipment required for a new brand and upgrades to our bottling plant.

Cash utilized for financing activities was $177,349 during the quarter, representing a $1,173,545 decrease compared to Q3 2011. The decrease related mainly to the decrease in cash used to repurchase common shares. The Company paid $143,383 during the quarter to repurchase common shares, compared with $1,239,427 during the same quarter in 2011.

Cash provided by	Nine months ended	Nine months ended
(used in):	November 30, 2012	November 30, 2011	Change
Operating activities	$1,737,488	$2,452,929	$(715,441)
Investing activities	$(882,012)	$(354,541)	$(527,471)
Financing activities	$(1,588,228)	$(2,799,837)	$1,211,609

For the nine months ended November 30, 2012, cash generated declined by $715,441 compared to the same period of the prior year. The decrease is the result of the Q3 net loss plus an increase of prepaid expense and deposits, offset by a decrease in inventory.

Investing activities are attributable to new capital expenditures for development of a new brand, and upgrades to information systems and capital improvements at our bottling plant.

Cash utilized for financing activities was $1,588,228 during the nine months ended November 30, 2012 (nine months ended November 30, 2011cash utilized for financing activities was 2,799,837). The decrease in cash utilized by financing activities is a result of the Company’s early repayment of its outstanding bank loan and a significant capital lease in the nine months ended November 31, 2011.

Liquidity and Capital Resources

Net working capital has decreased by 59.3% since the prior year ended February 29, 2012. As at November 30, 2012, the Company has net working capital of $581,878. In addition, at November 30, 2012 the Company had $540,066 available under its revolving line of credit (limit of $3,500,000 subject to the availability of eligible collateral). At November 30, 2012 this credit facility was not utilized.

Total Net Working Capital	November 30, 2012	February 29, 2012
Total Current Assets	$2,449,844	$3,444,485
Less: Total Current Liabilities	(1,867,966)	(2,015,162)
Total Net Working Capital	$581,878	$1,429,323

Considering the positive net working capital position, including the cash and cash equivalents on hand at November 30, 2012, and available debt, the Company believes that it has sufficient working capital.

Contractual obligations

	Total	One year	2 to 3	4 to 5	After five
			years	years	years
Capital lease	$286,830	$139,035	$147,795	$-	$-
Operating leases for premises and equipment	2,789,935	532,250	979,585	851,113	426,987
Purchase agreement	379,499	83,333	156,666	157,500	-
Other obligations per balance sheet
Trade accounts payable and accrued liabilities	1,721,471	1,721,471	-	-	-
Total obligations	$5,195,735	$2,476,089	$1,284,046	$1,008,613	$426,987

Risks and uncertainties

The types of risks and uncertainties that may affect the Company have not changed since February 29, 2012 and are included in the February 29, 2012 annual Management’s Discussion and Analysis.

Credit Risk

The company’s credit risk is primarily attributable to its accounts receivable. The credit risk related to accounts receivable arises from customers’ potential inability to meet their obligations as agreed. The accounts receivable are presented on the balance sheet net of a provision for bad debts, which is estimated by the Company’s management based on past experience and its assessment of current economic conditions.

As at November 30, 2012 the Company is exposed to credit through the following assets:

	November 30, 2012	February 29, 2012
Trade receivable	$599,892	$719,250
Other receivables	3,566	46,494
Allowance for doubtful accounts	(48,507)	$(43,357)
	$554,951	$722,387

Any credit risk exposure on cash balances is considered insignificant as the Company holds cash and cash equivalents only in major financial institutions in Canada. On the basis that these financial institutions are believed by Management to be financially sound, relatively minimal credit risk is deemed to exist.

The Company’s customers consist mainly of beverage distributors and wholesale and retail grocery suppliers and distributors principally located in North America. During the quarter ended November 30, 2012, the Company’s ten largest customers comprised approximately 91% of sales compared with 87% in the last fiscal year ended February 29, 2012 and no one customer comprised more than 78% of sales compared with 78% in the last fiscal year. In addition, to cover credit risk, the Company performs ongoing credit evaluations of its customers’ financial condition and applies rigorous procedures to assess the credit worthiness of new clients. It sets a specific credit limit per client and regularly reviews this limit.

As at November 30, 2012, 100% of the trade receivables are classified as current, or have been provided for.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk through the management of its capital structure and financial leverage as outlined in note 10 of the interim financial statements. The Company maintains detailed forecasts as well as long-term operating and strategic plans. Managing liquidity requires monitoring of projected cash inflows and outflows using forecasts of the Company’s financial position to ensure adequate and efficient use of cash resources. The appropriate liquidity level is established based on historical volatility and seasonal requirements, as well as planned investments and debt maturity requirements.

Market risk

Currency risk

The Company concludes sales in U.S. dollars to customers in the U.S. The Company also purchases raw materials as well as equipment in U.S. dollars. Consequently, it is exposed to the risk of exchange rate fluctuations with respect to the receivable and payable balances denominated in U.S. Dollars. The Company has not hedged its exposure to currency fluctuations.

A 5% U.S. dollar rise per Canadian dollar would have an unfavourable impact of approximately $10,000 on net earnings for the quarter ended November 30, 2012. A 5% U.S./Canadian dollar decrease would have a positive impact of similar magnitude.

Interest rate risk

The Company is exposed to interest rate risk arising from its variable rate interest-bearing financial obligations which are the Company’s operating line of credit and the long-term loan with the Company’s primary lender. A negative impact on cash flows could occur if there was an increase in prime rates. A decrease in these same rates would have a positive impact of similar magnitude.

The company maintains a combination of fixed rate and variable rate debts. Fixed rate debt is used mainly in relation to the business’s long-term obligations arising from acquisitions of long-term assets. Bank indebtedness may be used to finance the Company’s working capital and fluctuates according to seasonal factors specific to the Company.

As at November 30, 2012, the Company held no debt with variable interest rates such that a 1% change in the interest rate would have no impact.

Fair Value of Financial Instruments

The Company’s financial instruments measured at fair value on the balance sheet are limited to cash and cash equivalents which are classified as level 1, and a non-employee stock option embedded derivative liability which is classified as level 3. See Note 5 for results of fair valuation of the derivative liability in the period.

Disclosure of Outstanding Share Data

At November 30, 2012, the Company had 2,927,563 issued and outstanding common shares, 964,433 issued and outstanding stock options, of which 925,850 were vested, and 363,400 issued and outstanding common share purchase warrants. Subsequent to quarter end, 10,000 stock options were exercised on December 4, 2012.

Disclosure of Controls and Procedures and Internal Control over Financial Reporting

The Chief Executive Officer and the Principal Financial Officer, together with other members of management, have designed the Company’s disclosure controls and procedures in order to provide reasonable assurance that material information relating to the Company and its consolidated subsidiaries would have been known to them, and by others, within those entities.

Management has also designed internal controls over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the financial statements in accordance with U.S. GAAP. There have been no changes in the Company’s internal controls over financial reporting during the period, which would materially affect, or are likely to materially affect, the Company’s internal controls.

While the officers of the Company have designed the Company’s disclosure controls and procedures and internal controls over financial reporting, they expect that these controls and procedures may not prevent all errors and fraud. A control system, no matter how well conceived or operated, can only provide reasonable, not absolute assurance that the objectives of the control system are met.

Safe Harbor for Forward-Looking Statements

This report includes “forward-looking information” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Statements which are not historical facts, are forward-looking statements. The Company, through its management, makes forward-looking public statements concerning its expected future operations, performance and other developments. The words “believe”, “intend”, “expect”, “anticipate”, “project”, “estimate”, “predict” and similar expressions are also intended to identify forward-looking statements. Forward-looking statements are not guarantees of future performance and are subject to a wide range of known and unknown risks and uncertainties and although the Company believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will be realized. Forward-looking statements relate to, among other things:

  business objectives, goals and strategic plans;
  operating strategies;
  expected future revenues, earnings and margins;

  anticipated operating, selling and general and administrative costs;
  availability of raw materials, including water, sugar, cardboard and closures and flavoring;
  effects of seasonality on demand for our products;
  anticipated exchange rates, fluctuations in exchange rates and effects of exchange rates on our cost of goods sold;
  anticipated contribution to earnings in 2013 from investment in new product development;
  our expectation that we will have adequate cash from operations and credit facility borrowings to meet all future debt service, capital expenditure and working capital requirements in fiscal year 2012;
  anticipated capital expenditures; and
  anticipated increased sales volumes with certain product lines;

Such forward-looking statements are necessarily estimates reflecting the Company's best judgment based upon current information and involve a number of risks and uncertainties, and there can be no assurance that other factors will not affect the accuracy of such forward-looking statements. It is impossible to identify all such factors. Factors which could cause actual results to differ materially from those estimated by the Company include, but are not limited to, those listed under Risk Factors, as well as other possible risk factors such as general economic conditions, weather conditions, changing beverage consumption trends, pricing, availability of raw materials, economic uncertainties (including currency exchange rates), government regulation, managing and maintaining growth, the effect of adverse publicity, litigation, competition and other factors which may be identified from time to time in the Company's public announcements. For all such forward-looking statements, we claim the safe harbor for forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.

All forward-looking statements speak only as of the date made. All subsequent written and oral forward-looking statements attributable to us, or persons acting on our behalf, are expressly qualified in their entirety by the cautionary statements. Except as required by law, we undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which it is made or to reflect the occurrence of anticipated or unanticipated events or circumstances.